Filed by Reuters Group PLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Reuters Group PLC
Commission File No.: 333-08354
The slides below have been extracted from and form part of a presentation given by Reuters Group PLC on July 27, 2007 at 11:30 am, London time. The filing of these slides under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

Interim Results Financial Highlights David Grigson, CFO 27 July 2007

Guidance
Since Reuters is in an offer period as defined by the City Code on Takeovers and Mergers, the company is not giving any specific revenue and margin guidance for 2007 in the interim results.
27 July 2007

Interim Results 2007 Tom Glocer, CEO 27 July 2007

Thomson-Reuters transaction update
· Customer benefits
· Strong, experienced management
· Significant deliverable synergies
· Timetable to completion
· Dual-listed company structure to allow shareholders to benefit in future value creation
Leading global provider of electronic information and related applications to professionals in knowledge-based markets
27 July 2007

Customer reaction
Streamlined, simplified product range European fund manager
27 July 2007

Customer reaction
A common product platform and unified data model will benefit us US investment bank
27 July 2007

Customer reaction
Broader range of real time and historical content Japanese commercial bank
27 July 2007

Customer reaction
Harmonised customer service Gulf investment fund
27 July 2007

Customer reaction
An opportunity to combine the buy-side community from Thomson and sell-side from Reuters Major European bank
27 July 2007

Customer reaction
More effective and efficient competition; overall cost savings for the market: greater value and consistency European commercial bank
27 July 2007

Future management team


CEO
Tom Glocer
CEO
Professional
Jim Smith
CEO
Reuters
Devin Wenig
CFO
Bob
Daleo
CTO
Mike
Wilens
HR
Stephen
Dando
General
Counsel
Deirdre Stanley
Editor in Chief
David
Schlesinger
Chief Marketing
Officer
Gus Carlson
Chief Strategy
Officer
David Craig

Thomson Reuters

27 July 2007

REUTERS

Large deliverable synergies Combination synergies Projected savings from existing programs
· Synergies at annual run rate
>$500 million expected by end of third year
Reuters Core Plus Transformation THOMSONplus
· Efficiencies and rationalisation of technology platforms, distribution, third party content 300 and corporate services
110
· In addition to anticipated cost saving benefits from 90 150 150 existing programs
2008 2009 2010
27 July 2007 Reuters figures converted into US dollars at an exchange rate of 2.00

Integration program objectives
· Faster revenue growth from serving customers better with new products and services
· Strong, distinctive global brand and culture with a broader talent bench
· Strengthened and more scaleable operations
·Common platform
·Enhanced customer service and resilience
·Greater editorial and content resources 27 July 2007

Deal timetable
· Pre-filing discussions underway with EC
·Formal filing currently expected for September
·Phase 1 enquiry lasts 5-7 weeks
· No formal US anti-trust filing (Hart-Scott-Rodino) due to technical aspects of the dual-listed company transaction structure
· Department of Justice review expected to take approximately as long as EC process
27 July 2007

Dual-listed company structure
· Opportunity for shareholders to continue to participate in the value created in Reuters
· Thomson-Reuters to be a global company anchored in the world’s two largest capital markets
· Strong operating presence in both London and New York
· Active engagement with the investment community on both sides of the Atlantic
27 July 2007

Forward-looking statements
· This presentation includes certain forward-looking statements relating to Reuters within the meaning of the United States Private Securities Litigation Reform Act of 1995. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2006 under the heading ‘Risk Factors’ and in Reuters Interim Results press release dated 27 July 2007 under the heading ‘Forward-looking statements’.
· Copies of the Annual Report and Form 20-F 2006 and Interim Results press release are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP.
· Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.
27 July 2007